Oakley, Inc.
One Icon
Foothill Ranch, CA 92610
949-951-0091
March 13, 2006
Mr. Kevin Vaughn
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, C.C. 20549
Via facsimile to 202-772-9218. Copied filed as correspondence via EDGAR

Re:	Oakley Inc. File No. 001-13848. Form 10-K for the year ended December 31, 2004 and related filings
Dear Mr. Vaughn,
Thank you for your letter dated February 3, 2006 regarding our Form 10-K for the year ended December 31, 2004 and our related Forms 10-Q during 2005. Thank you also for your agreement to extend the deadline for our response to your February 3rd letter until March 10, 2006. Please find below Oakley’s responses to the comments raised in your letter of February 3, 2006:
Comment 1. GAAP and Non-GAAP Financial Measures
We have reviewed your response to prior comment 1. We have the following additional comments:
•	You state that you believe you are in compliance with Regulation G as it pertains to the disclosure of the non-GAAP financial measure, gross sales, in your MD&A discussion in your Exchange Act filings. Please note that disclosure of non-GAAP financial measures in Exchange Act documents filed with the SEC are subject to the requirements of Item 10(e) of Regulation S-K. Please revise your disclosure in future filings to comply with Item 10(e) of Regulation S-K. Please provide us with a sample of your proposed revised disclosure.

•	In this regard, we do not see where you have addressed the third bullet of our prior comment in your response. Please tell us and revise the filing to explain why you believe the non-GAAP measure is “more meaningful and consistent” than the comparable GAAP measure.

Response: The Company acknowledges your request and will expand its disclosures by including additional information regarding non-GAAP financial measures beginning in its Form 10-K for the year ended December 31, 2005. This expanded disclosure is presented below:
GAAP and Non-GAAP Financial Measures
This document includes a discussion of gross sales and components thereof, each of which may be a non-GAAP financial measure. Net sales, as reported in the Company’s consolidated statements of income, include the impact of sales adjustments, such as trade discounts and other allowances. Gross sales represent sales to customers, excluding the impact of sales adjustments. Consistent with its segment reporting, the Company presents changes in gross sales as a metric for comparing its aggregate product category results to highlight trends in the Company’s business which the Company believes provides useful information to investors. Changes in gross sales are presented because certain sales adjustments are not assignable to individual product categories. In addition, certain of the Company’s incentive compensation programs are based upon gross sales. Consequently, gross sales is presented to provide investors information in addition to the GAAP measure net sales. However, the Company cautions investors to consider gross sales in addition to, not as a substitute for, net sales presented in accordance with GAAP in the Company’s consolidated statements of income.

A reconciliation of gross sales to the most directly comparable GAAP financial measure, net sales, is as follows:

Reconciliation of Gross Sales to Net Sales:

	Year ended December 31,
	2005	2004	2003
	(in thousands)
Gross sales	$693,342	$621,652	$567,077
Discounts and returns	(45,211)	(36,184)	(39,043)

Net sales	$648,131	$585,468	$528,034

Certain sales adjustments are not assignable to the Company’s individual product categories. Consequently, the Company believes that the non-GAAP financial measure gross sales is useful supplemental information, is meaningful, and is a more consistent measure than net sales in that gross sales provides investors a framework with which to compare sales trends in the Company’s product categories which is not available using net sales.
Comment 2. Revenue Recognition
We have reviewed your response to prior comment 6. You state that you record provisions for markdown allowance commitments in place at the end of a reporting period and that you have consistently maintained provisions for estimated future sales returns based upon historical sales and sales returns experience. You also state that you launched a new electronics product line in late 2004. You state that consumer electronics products have higher return rates, shorter life cycles and may require more rapid product re-pricing than your eyewear and apparel product lines. Please address the following:
•	Please clarify how you record provisions for markdown allowances. Based upon your response, it appears that you only record these provisions when they are committed to rather than recording estimates of future price allowances. Tell us why you believe your accounting is appropriate based on SAB 104 and EITF 01-9.

•	Based on your statements regarding consumer electronics products, it is not clear why you believe that historical experience is an appropriate basis for estimating returns and pricing allowances for these sales. Please provide us with a detailed analysis of why you believe you meet each of the criteria for revenue recognition on these consumer electronic products, including fixed and determinable fee criteria.
Response: Regarding additional clarification for markdown allowances, the Company’s standard sales agreements with its wholesale customers do not provide for price protection, return rights for non-defective goods, or markdown allowances exercisable solely by the customer. The company has at times, at its discretion, provided wholesale customers with markdown allowances to assist the sell-through of slow moving or discontinued inventories, or to clear the sales channel of a product in anticipation of a forthcoming replacement product version. Markdown allowances are not routinely or regularly provided, and are not of a seasonal nature. The Company accrues provisions for markdown allowances based upon analysis of, and decisions made regarding, reseller inventories in the Company’s distribution channels.
The Company believes it has appropriately recorded revenue for sales to its wholesale customers in accordance with SAB 104 in that a) the Company’s reseller agreements and orders from its resellers provide persuasive evidence that a sales arrangement exists, b) the Company recognizes revenue only upon shipment to the customer and upon the risks of ownership having passed based upon the terms of sale, c) the Company’s price to the reseller is fixed or determinable, and d) collectibility is reasonable assured based upon the Company’s credit policies and pre-shipment credit evaluation. Regarding the determination that the Company’s prices are fixed and determinable the Company notes that SAB 104 footnote 5 refers to the criteria in AICPA Statement of Position (SOP) 97-2 Software Revenue Recognition, which provides guidance as to when a vendor’s price is considered fixed or determinable. The Company believes that its prices to its resellers are fixed or determinable under SOP 97-2 based upon a) the short payment terms (generally 30 to 60 days) under the Company’s invoices, b) the lack of any price protection rights granted to resellers under the Company’s standard sales agreements, c) that payment to the Company is not contingent on reseller’s sale of the purchased inventory, d) the Company’s conservative credit policies and detailed credit reviews, and e) lack of any reseller product cancellation or return rights.
Additionally, EITF 01-9 makes similar reference to SOP 97-2. Consequently, the Company believes that its prices are fixed and determinable. In accordance with EITF 01-9, the Company reduces net sales when the Company accrues provisions for markdowns and allowances.
Regarding the Company’s usage of historical experience to record returns of defective product in its electronics product line (eyewear equipped with additional music or Bluetooth technology), the Company believes that its experience with its eyewear resellers regarding the volume and timing of returns of defective products, coupled with its internal quality control testing procedures, enables the Company to forecast, and appropriately accrue for, defective electronic returns.
Regarding the Company’s usage of historical experience to record non-defective product returns and pricing allowances in its electronics product line, it is noteworthy that while the product life cycles in the electronics product line are shorter then in the eyewear or apparel categories, markdown allowances and non-defective product returns are not routinely or regularly provided, and are not of a seasonal nature. The Company’s wholesale customers to not have product return rights for non-defective products or price protection guarantees as part of the Company’s standard reseller agreement. Non-defective product returns and markdown allowances in the electronics category have been offered primarily to help clear the reseller distribution channel of inventory of a certain product in anticipation of the launch of an updated version, or replacement, of that product. As such the Company records provisions for any such non-defective product returns or pricing allowances based upon analysis of, and decisions made regarding, reseller inventories in the Company’s distribution channels.
The Company will enhance its disclosure by including additional information related to revenue recognition beginning in its Form 10-K for the year ended December 31, 2005. This enhanced disclosure is presented below:
Revenue Recognition

The Company recognizes wholesale revenue when 1) merchandise is shipped to a customer and the risks and rewards of ownership and title have passed based on the terms of sale, 2) there is evidence of a contractual arrangement, and c) collection is reasonably assured. Revenue from the Company’s retail store operations is recognized upon purchase by customers at the point of sale. The Company also licenses to third parties the rights to certain intellectual property and other proprietary information and recognizes royalty revenue when earned. Generally, the Company extends credit to its wholesale customers and does not require collateral. The Company performs ongoing credit evaluations of those customers and historic credit losses have been within management’s expectations.

The Company’s standard sales agreements with its wholesale customers do not provide for any rights of return by the customer other than returns for product warranty related issues. In addition to these product warranty related returns, the Company may, at its discretion, accept other returns. The Company records a provision for estimated future warranty related product returns based upon historical data. The Company records provisions for other returns or sales discounts based upon analysis of, and decisions made regarding, reseller inventories in the Company’s distribution channels. Actual returns and claims in any future period may differ from the Company’s estimates.

The Company’s standard sales agreements with its wholesale customers do not provide for price protection or margin guarantees. The Company has at times, and at its discretion, provided its wholesale customers with sales discounts or markdown allowances to assist the sell-through of their slow moving inventories. The Company records provisions for sales discounts, markdown allowances, rebates and similar commitments based upon analysis of, and decisions made regarding, reseller inventories in the Company’s distribution channels.
Comment 3. Revenue Recognition
We have reviewed your response to prior comment 7. Revise your revenue recognition policy in future filings, beginning with your 2005 Form 10-K to discuss in greater detail how you account for these sales and repurchases of your products, as you have provided in your response. Disclose the total amount of inventory held on consignment as of the end of each period presented, if material.
Response: The Company will revise and expand its disclosure regarding revenue recognition in future filings, beginning with its Form 10-K for the year ended December 31, 2005, to provide greater detail regarding the sales and repurchases of its products, following the response provided in its correspondence to you of January 15, 2005. The Company will disclose the amount of inventory held on consignment as of the end of each period presented, when this amount is material. As of December 31, 2005 the amount of such consignment inventory was approximately $250,000. See the proposed disclosure below.
Inventory Sale and Purchase Transactions with the Same Third Party

In certain cases, in the electronics category, the Company sells eyewear components to a third party electronics vendor and subsequently purchases finished goods from the same electronics vendor which contain such eyewear components.

The electronics vendor sells the finished goods through its distribution channels. The electronics vendor has no right to return eyewear components to the Company. The Company has the right, but not any obligation, to purchase finished goods from the electronics vendor, at a defined price, for sale to its own wholesale and retail customers.

Net sales of eyewear components to the electronics vendor are eliminated from the Company’s net sales to the extent that the Company has purchased, or intends to purchase, finished goods from the electronics vendor. Eyewear components sold to the electronics vendor which the Company intends to purchase as part of finished goods are maintained on the Company’s balance sheet as consignment inventory held by the electronics vendor.

Finished goods purchased by the Company is placed into inventory at cost, calculated as the invoice value from the electronics vendor less the Company’s margin on the sale of the related eyewear components to such vendor. The Company recognizes the sale of the finished goods, and relieves related inventory, when such finished goods are sold by the Company to its wholesale or retail customers.
Comment 4. Acknowledgements Requested in Response Letter of January 15, 2006
We note that you did not provide the three acknowledgements requested in our previous comment letter in your January 15, 2006 correspondence. As such, we have repeated the acknowledgements in this comment letter as noted below. Please include your acknowledgements in your response letter which addresses our comments above.
Response: The Company acknowledges the following points regarding its responsibilities and its understandings. The Company is fully responsible for the adequacy and accuracy of disclosures in all documents filed with the SEC. The Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking additional action with respect to such filings. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I appreciate your comments regarding improving Oakley’s disclosures. Please contact me at 949-829-6455 if any additional information would be useful in your review.
Sincerely,
/s/ Richard J. Shields
Richard J. Shields
Chief Financial Officer
Copies to:
Deloitte & Touche LLP Skadden, Arps, Slate, Meagher & Flom LLP